08026413

AB 3/3

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 27 2008
Washington, DC
110

SEC FILE NUMBER
8- 66579

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2007 (MM/DD/YY) AND ENDING DECEMBER 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CIMAS, LLC D/B/A CURRAN ADVISORY SERVICES

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 SOUTH PEARL STREET
(No. and Street)

ALBANY	NEW YORK	12207
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DIANE WATTERS (518) 391-427
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

UHY, LLP
(Name – *if individual, state last, first, middle name*)

66 STATE STREET, SUITE 200	ALBANY	NEW YORK	12207
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 12 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Thomas J Curran, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CIMAS, LLC d/b/a Curran Advisory Services, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT
Title

Notary Public

THERESA KING
Notary Public, State of New York
Qualified in Albany County
Commission # 01K16166371
Expires May 21, 2011

This report ** contains (check all applicable boxes):

X (a) Facing Page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Financial Condition.
X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X (g) Computation of Net Capital.
X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
X (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CIMAS, LLC
d/b/a CURRAN ADVISORY SERVICES

AUDITED FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION

December 31, 2007

CIMAS, LLC d/b/a CURRAN ADVISORY SERVICES

TABLE OF CONTENTS

UHY LLP
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Member
of CIMAS, LLC d/b/a Curran Advisory Services

We have audited the accompanying statement of financial condition of CIMAS, LLC d/b/a Curran Advisory Services as of December 31, 2007, and the related statements of operations, changes in member's equity, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CIMAS, LLC d/b/a Curran Advisory Services as of December 31, 2007, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

UHY LLP

Albany, New York
February 19, 2008

CIMAS, LLC d/b/a CURRAN ADVISORY SERVICES
STATEMENT OF FINANCIAL CONDITION
December 31, 2007

Assets	
Current Assets	
Cash and cash equivalents	$ 397
Investment in money market fund, at market value	212,046
Prepaid expenses	9,620
Total current assets	222,063
Total assets	$ 222,063
Liabilities and Member's Equity	
Current Liabilities	
Accounts payable	$ 10,899
Due to Affliate	45,354
Total current liabilities	56,253
Member's equity	165,810
Total liabilities and member's equity	$ 222,063

See notes to financial statements.

CIMAS, LLC d/b/a CURRAN ADVISORY SERVICES
STATEMENT OF OPERATIONS
Year Ended December 31, 2007

Revenues:	
Client fee income	$ 463,161
Commissions- debt and equity securities	66,810
Commissions- mutual funds	34,427
Interest income	19,561
Other income	35,872
Total revenues	619,831
Expenses:	
Employee compensation and benefits	236,618
Clearing and custody	229,680
Occupancy	25,969
Professional	17,693
Travel and entertainment	17,196
Technology expense	14,186
Licenses and permits	12,392
Other operating expenses	10,508
Utilities	2,882
Insurance	1,369
Total expenses	568,493
Net income	$ 51,338

See notes to financial statements.

CIMAS, LLC d/b/a CURRAN ADVISORY SERVICES
STATEMENT OF CHANGES IN MEMBER'S EQUITY
Year Ended December 31, 2007

Balance, December 31, 2006	$ 414,472
Distributions to member	(300,000)
Net income	51,338
Balance, December 31, 2007	$ 165,810

See notes to financial statements.

CIMAS, LLC d/b/a CURRAN ADVISORY SERVICES
STATEMENT OF CASH FLOWS
Year Ended December 31, 2007

Cash Flows From Operating Activities	
Net income	$ 51,338
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase in prepaid expenses	(1,562)
Decrease in accounts payable	(14,864)
Increase in due to affiliate	45,354
Cash provided by operating activities	80,266
Cash Flow From Financing Activities	
Withdrawals from money market fund, net	218,476
Distributions to member	(300,000)
Cash used in investing activities	(81,524)
Net decrease in cash and cash equivalents	(1,258)
Cash and cash equivalents, beginning of year	1,655
Cash and cash equivalents, end of year	$ 397

See notes to financial statements.

NOTE 1 — DESCRIPTION OF ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Organization

CIMAS, LLC d/b/a Curran Advisory Services (the Company) is a single member limited liability company.

The Company was formed for the purpose of providing individualized investment management services. The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA).

CIM, LLC d/b/a Curran Investment Management (CIM, LLC) is an affiliate of the Company.

(b) Revenue Recognition

Client fee income represents total revenue earned by CIMAS, LLC on assets which are managed by CIM, LLC (Note 2). Client fee income is calculated on a quarterly basis and recognized ratably over the period. Under a revenue sharing agreement with CIM, LLC, the Company receives 25% of client fees earned when the client has contracted with CIM, LLC under a wrap fee arrangement and also selected CIMAS, LLC as the designated broker-dealer.

If the client designates CIMAS, LLC as the broker-dealer but does not have a wrap-fee arrangement with CIM, LLC, the client will pay custodial fees and transaction costs directly to CIMAS, LLC. There is no division of client fees on assets between CIM and CIMAS under the "fee plus commission" contractual arrangement and all fees earned by CIMAS would be included in the commissions and/or mutual fund income revenue reported by CIMAS, LLC.

Commissions on debt and equity securities transactions are recorded based on the settlement date which does not differ materially from trade date accounting for such transactions.

Mutual fund commissions are recognized when received by the Company.

(c) Securities and Exchange Commission Rule 15c3-3 Exemption

The Company was not required to maintain a reserve account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission at December 31, 2007. All customer transactions are cleared through another broker-dealer (note 4) on a fully disclosed basis and the Company promptly forwards all funds and securities of its customers received in connection with its activities to this broker-dealer. The Company does not maintain margin accounts.

(d) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1 — DESCRIPTION OF ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(e) Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers cash and cash equivalents to be cash on hand, cash in banks and temporary cash investments with an original maturity of less than three months.

(f) Income Taxes

The Company is treated as a Partnership for federal and state income tax purposes, and it is the member's responsibility to report and pay income taxes on the Company's income. Accordingly, no provision for income taxes has been provided for in the Company's financial statements.

NOTE 2 — RELATED PARTY TRANSACTIONS

Under a revenue sharing agreement with CIM, LLC, the Company retains 25% of client fee revenues earned. This portion of fee revenue is recorded by the Company to cover the clearing and custody expenses of CIM, LLC's clients whose accounts are in custody with the clearing firm with whom the Company has a clearing agreement without regard to the actual custody expenses incurred by the Company.

Under an expense sharing agreement, the Company's affiliate, CIM, LLC, allocates certain operating expenses to the Company for occupancy expenses, employee services, and other miscellaneous expenses incurred for the benefit of the Company. CIM, LLC is reimbursed by the Company on a monthly basis. Expenses allocated to the Company were approximately $292,700 in 2007. Approximately $45,400 is due to the affiliate at December 31, 2007.

NOTE 3 — NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of 6 2/3% of aggregate indebtedness but not less than $5,000 and that the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1. The Rule also restricts the payment of dividends in certain cases. At December 31, 2007, the Company had net capital, as defined, of approximately $151,600, which was approximately $146,600 in excess of its minimum required net capital of approximately $5,000 at December 31, 2007. The Company's ratio of aggregate indebtedness to net capital was .37 to 1 at December 31, 2007.

NOTE 4 — COMMITMENT

The Company, as an introducing broker-dealer, entered into a clearing agreement with a clearing firm. This agreement requires the clearing firm to extend to the Company clearing, execution and other services related to securities business transactions as allowed by rules and regulations governing securities transactions. In consideration for these services, the clearing firm requires the Company to maintain certain minimum deposits, excess net capital, as defined, and guaranteed minimum transaction custody and clearing fees to the clearing firm of $37,500 per quarter. The term of the agreement expired December 31, 2007. The agreement automatically renews on an annual basis unless terminated by either party. Subsequent to year end, the Company entered into an amendment to the agreement whereby minimum transaction custody and clearing fees to the clearing fee will be $35,500 per quarter.

NOTE 5 — CONCENTRATIONS OF CREDIT RISK

The Companies' financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents. The Companies place cash and temporary cash investments with high quality credit institutions. At times such investments may be in excess of the FDIC insurance limit.

NOTE 6 — OTHER INCOME

During 2007, regulatory responsibility for registered brokers and dealers was assumed by FINRA. Previously, brokers and dealers were regulated by the National Association of Securities Dealers, Inc. (NASD). The NASD merged with the New York Stock Exchange to increase efficiency and cut down on duplicated efforts and created a new regulatory entity now known as FINRA. As part of the merger, member firms received monies reflecting cost savings on the part of FINRA. Included in income is approximately $35,000 representing funds received from NASD.

SUPPLEMENTARY INFORMATION

SCHEDULE I

CIMAS, LLC d/b/a CURRAN ADVISORY SERVICES
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
December 31, 2007

Net Capital	
Total member's equity qualified for net capital	$ 165,810
Deductions and/or charges:	
Non-allowable assets:	
Prepaid expenses	(9,620)
CRD Account	(397)
Net capital before haircuts on securities positions	155,793
Haircuts on money market investment (2%)	(4,242)
Net capital	$ 151,551
Aggregate Indebtedness	
Items included in the statement of financial condition:	
Accounts payable	$ 10,899
Due from affiliate	45,354
Total aggregate indebtedness	$ 56,253
Computation of Basic Net Capital Requirement	
6 2/3% of aggregate indebtedness	$ 3,750
Minimum net capital requirement	5,000
Excess net capital over minimum net capital requirement	$ 146,551
Excess net capital at 1000%*	$ 145,925

*Calculated as net capital - (total aggregate indebtedness x 10%)

Note: There are no material differences between the company's computation of net capital as filed in Part II A, Quarterly 17a-5 (a) Focus Report, and the above schedule as of December 31, 2007.

OTHER REPORTS

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Member
of CIMAS, LLC d/b/a Curran Advisory Services

In planning and performing our audit of the financial statements and supplemental schedule of CIMAS, LLC d/b/a Curran Advisory Services (the Company) as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment of securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

UHY LLP
Certified Public Accountants

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

UHY LLP

Albany, New York
February 19, 2008

END